SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25



                                                 Commission File Number 33-82650
                                                                        --------
                           NOTIFICATION OF LATE FILING

      (Check One):  | | Form 10-K  |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_| Form N-SAR

      For Period Ended:  -------------------------------------------------------

|X| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended: June 30, 1997
                                       -----------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Genmar Holdings, Inc.
                        --------------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)
100 South Fifth  Street,  Suite 2400
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City, state and zip code    Minneapolis, Minnesota  55402
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_| (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Company has been negotiating new financing in order to restructure a substantial portion of its indebtedness, and in that regard, has a tender offer outstanding with respect to $100 million aggregate principal amount of 13-1/2% Senior Subordinated Notes due 2001. The Company anticipated closing on the new financing and repurchasing all validly tendered notes prior to

September 30, 1997 and remains hopeful that such events will occur within the next several business days. Accordingly, all financial management effort and focus has been directed toward the successful completion of these refinancing initiatives. As a result, the completion of the Form 10-K as of its original due date would not be possible without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Roger R. Cloutier, II           (612)            339-7600
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          (Name)                 (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company operates in a cyclical industry and has experienced a decline in revenues of approximately 15% from the comparable prior year period. This revenue decline has resulted in a decrease in operating earnings, and in a deterioration in operating earnings as a percentage of revenues.

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                (Name of Registrant as Specified in the Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/ Roger R. Cloutier, II
                                            ------------------------------------
                                            Roger R. Cloutier, II
Date  September 29, 1997            By  Executive VP and Chief Financial Officer
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